Annual Report | **2012**


13000535

PSB Holdings, Inc.

Performance Snapshot | 2012



Return on Equity and Assets
0.91%
0.87%
11.33%
10.78%
2008
2009
2010
2011
2012
Return on equity
Return on assets



Total Assets and Serviced Mortgages at December 31
$270
$186
$570
$712
2008
2009
2010
2011
2012
Total Assets ($Million)
Loans serviced for others ($Million)



Earnings and Dividends per Share
$3.61
$3.21
$0.71
$0.74
2008
2009
2010
2011
2012
Earnings per share
Dividends per share



Net Book Value per Common Share at December 31
$32.93
$30.44
cumulative annual growth rate (CAGR) of 8%
2008
2009
2010
2011
2012

Dear Shareholders,

In 2012, we proudly celebrated our 50th anniversary at Peoples State Bank. Now, as we embark on our next 50 years, we're ready to turn turbulent market trends into community banking opportunities.

For example, consider this recent CNNMoney headline: "Say goodbye to more bank branches," followed by this lead sentence: "Banks are killing off branches by the thousands." The article cited a study by research firm SNL Financial which found U.S. banks closed 2,267 branches and opened only 1,149, for a net reduction of 1,118, in 2012, the biggest annual reduction since 2005, when the firm began tracking such data.

Looking to future trends, the study's author predicted bank branches in the U.S. "will be more concentrated and less present in non-urban markets." But when a bank branch closes, she cautioned, some customers may choose to dump the bank altogether and head to a community bank instead.

What is our response to trends like this? Three words: **Bring it on!**

"...as we embark on our next 50 years, we're ready to turn turbulent market trends into community banking opportunities."

President's Letter | 2012

In a changing U.S. banking market, PSB Holdings, Inc. (Peoples) has established a stable record of profit and growth, driven by our superior customer service, both in-person and online, focused on the financial strength of the communities we serve. And we're well-positioned for continued profit and growth in the years ahead, as evidenced by our 2012 financial results:

- Driven largely by our acquisition of Marathon State Bank during 2012, Peoples total assets reached $712 million, compared to $623 million at the beginning of the year, up 14%.
- Including Marathon's $0.5 million in net income, Peoples earned $6.0 million in 2012, compared to $5.3 million in 2011.
- Earnings per share increased 12% to a record $3.61 during 2012 compared to $3.21 during 2011.
- Return on equity continued very strong at 11.33% (10.90% excluding the Marathon one-time purchase gain and related acquisition costs), compared to 10.78% in 2011.
- Problem assets declined to $12.5 million, compared to $17.9 million at the beginning of the year, down 30%.
- Shareholder net book value per share grew 8% to $32.93, up from $30.44 a year ago, consistent with the 8% cumulative annual growth rate enjoyed during the past 4 years despite an uncertain economy and banking environment.

As we look to the future, we're continuing to make smart investments in our people, technology and facilities to help us stay ahead of the competition and prepare for additional growth. And our success continues to be recognized at a national level. For three consecutive years, American Banker Magazine has listed Peoples among the Top 200 Community Banks and Thrifts in the U.S., with our most recent ranking at 99th. Peoples continues to be the only community bank in central Wisconsin on the list, which includes all publicly traded and owned U.S. banks and thrifts with less than $2 billion in assets, based on a three-year average return on equity. In a separate 2012 national ranking by SNL Financial, Peoples was listed among only 35 U.S. public exchange-traded banks that have paid an increasing shareholder cash dividend of at least 1.5% in each of the past 10 years (ranking Peoples in the top 3%).

To stay ahead of the game, we're strengthing our capabilities in important ways by:

- Seeking new opportunities for growth and a larger footprint in the region. Progressive growth adds important scale and is also expected to increase investor interest, share trading volume, and liquidity.
- Refining our "sales culture" with disciplined account acquisition and relationship management to secure new business and more cross-sell of our bank services.
- Refreshing our retail product lineup, with additional products and value-added services to help the bank gain account efficiencies.
- Boosting our technical prowess with substantial investments in fraud monitoring for online and debit card platforms, along with other enhancements that make the Peoples online experience valuable to tech-savvy customers.
- Expanding beyond traditional lending and deposit needs by continuing to grow Wealth Management services. Unlike many banking competitors who only recently diversified, Peoples entered the investment services market years ago (in 1996) and the business has flourished, with record growth in 2012.

Through all this challenge and change, one constant has been the talent and dedication of the Peoples team. Not only have our people stepped up to tackle every business challenge we face, but they remain firmly committed to the community. In 2012, our employees donated 6,850 hours of volunteer time (over 46 hours per employee on average), and Peoples made donations in excess of $100,000 to community organizations.

Speaking of community commitment, I want to take this opportunity to thank two gentlemen who will be leaving our board of directors after many years of service. Thomas A. Riiser and Gordon P. Connor each provided a valuable business perspective over the years, and the Peoples organization will always be thankful for their contributions.

I would also like to recognize the passing of Leonard C. Britten. Leonard was one of Peoples' original organizers, a long time director and Chairman of the Board until his retirement in 2001. He passed away May 2, 2012.

Performance Snapshot | 2012

Allowance For Loan Losses & Charge-Offs to Gross Loans


1.78%
1.53%
.32%
.28%
2008
2009
2010
2011
2012
Net loan charge-offs % during year
Allowance for loan losses % at Dec. 31

Total Capital to Assets at December 31


14.99%
14.87%
8.09%
7.65%
2008
2009
2010
2011
2012
Tangible common book equity
Total regulatory capital ratio

Operating Expense to Average Assets


2.60%
2.64%
2008
2009
2010
2011
2012
Operating expenses
FDIC and foreclosure costs

Net Interest Margin (Tax Adjusted)


3.55%
3.41%
2008
2009
2010
2011
2012

Beyond our detailed presentation of financial results in this annual report, here are a few differentiating points I hope will resonate in your memory. First, Peoples has a business philosophy that carefully manages operating expenses (in the lowest third of banks headquarted in Wisconsin), which allows us to deliver competitive and consistent product pricing for the benefit of our current and future customers. Second, we are a market leader in products important in building our communities, including residential mortgage lending, small business lending, and innovative cash and deposit management services. Lastly, our local involvement provides us the overall speed, agility, and flexibility required to react quickly to customer needs and requests. This operating culture allows us to build strong customer relationships with opportunities to grow.

As a shareholder, your perspective and support remains critically important to us. We were so thankful for the strong shareholder attendance this past year at our Annual Meeting and the 50th anniversary dinner. On behalf of the Peoples team, we thank you for the confidence you've invested in our organization. Our success is the product of a great team of employees, customers and shareholders. These continue to be the three pillars that forge a strong foundation for our future.



Sincerely,

Peter W. Knitt
President & CEO
PSB Holdings, Inc. & Peoples State Bank

Summary Balance Sheets

($000s except per share data)

	2012	2011	2010	2009	2008
Cash and cash equivalents	**$48,847**	$38,205	$40,331	$26,337	$13,172
Securities	**145,209**	108,677	108,379	106,185	102,930
Loans receivable, net	**477,991**	437,557	431,801	437,633	424,635
Premises and equipment	**10,240**	9,928	10,464	10,283	10,929
Other assets	**29,679**	28,500	30,118	26,416	18,820
Total assets	**$711,966**	$622,867	$621,093	$606,854	$570,486
Deposits	**$565,442**	$481,509	$465,257	$458,731	$427,801
FHLB advances	**50,124**	50,124	57,434	58,159	65,000
Other borrowings	**20,728**	19,691	31,511	28,410	25,631
Senior subordinated notes	**7,000**	7,000	7,000	7,000	0
Junior subordinated debentures	**7,732**	7,732	7,732	7,732	7,732
Other liabilities	**6,493**	6,449	5,469	4,552	4,423
Stockholders' equity	**54,447**	50,362	46,690	42,270	39,899
Total liabilities and stockholders' equity	**$711,966**	$622,867	$621,093	$606,854	$570,486
Tangible net book value per share	**$32.93**	$30.44	$28.43	$25.82	$24.53

Summary Statements of Income

($000s except per share data)

	2012	2011	2010	2009	2008
Net interest income	**$20,153**	$19,557	$19,099	$16,951	$14,407
Provision for loan losses	**785**	1,390	1,795	3,700	885
Net interest income after loan loss provision	**19,368**	18,167	17,304	13,251	13,522
Noninterest income	**6,568**	5,337	5,363	5,576	3,184
Operating expenses	**17,392**	15,778	15,925	14,829	12,566
Net income before income taxes	**8,544**	7,726	6,742	3,998	4,140
Provision for income taxes	**2,535**	2,421	1,988	882	839
Net income	**$6,009**	$5,305	$4,754	$3,116	$3,301
Diluted earnings per share	**$3.61**	$3.21	$2.89	$1.90	$2.03
Cash dividends per share	**$0.74**	$0.71	$0.69	$0.67	$0.65
Average common shares outstanding	**1,663,147**	1,652,861	1,642,469	1,637,249	1,626,343
Return on average assets	**0.91%**	0.87%	0.79%	0.54%	0.61%
Return on average equity	**11.33%**	10.78%	10.59%	7.38%	8.63%

Retiring Senior Manager, Mortgage Lending - John Proulx

The year was 1989 and Peoples State Bank opened its first branch office in Rib Mountain with John Proulx hired as the first branch manager. John played a key role as Peoples focused on meeting the community's need for a bank that could offer local decisions on a wider array of mortgage lending programs.

At the time, Peoples was not the leading mortgage originator that it is today. John's first step in the mid-1990s was to create a partnership to sell loans to Home Side Lending, but that did not offer the bank the opportunity to service these loans or the borrower after the sale. In May 2000, a new option to work with the Federal Home Loan Bank (FHLB) became available. This secondary market loan provider allowed the bank to service the mortgages sold to the FHLB to build a deeper relationship with customers. This also opened the door to an expanded product lineup. As more products were offered and experienced mortgage lenders were added, Peoples grew its portfolio, creating a significant source of fee income and shareholder return with gross revenues of $1.8 million during 2012. John continues to work with our mortgage team in a part-time capacity to ensure continued lending growth.

"We thank John for his dedication to Peoples," said Peter Knitt, president and CEO. "Our strong position as a leading loan originator in Marathon, Oneida and Vilas counties can be traced to his leadership. He strengthened our program and made it a more efficient process with a dedicated lending staff."





Welcome a New Board Member

Lee Guenther, president and CEO, of T.A. Solberg Co., is joining the Peoples board of directors.

"We're excited to have Lee join the board," said Knitt. "He will bring a strong business perspective to the board. As the leader of a northern Wisconsin company with seven Trig's grocery stores, six Shell convenience stores, and a variety of other retail lines of business, he understands the challenges our commercial customers face."

\- Peter Knitt


Gordon P. Connor
Thomas A. Riiser

Long-Time Leaders Retire

One of the keys to the success of Peoples State Bank over the past 50 years has been the wise counsel of our board of directors.

Two talented board members are retiring from the board this year:
Thomas Riiser, former president of Riiser Oil Company, has served on the board since 1981.
Gordon Connor, president of Connor Management Corporation, has served on the board since 1989.

During their years on the board, they helped to lead the Bank through a successful era of growth, including:

- Expanding from one bank location to eight
- Building a new 32,000 square-foot home office
- Surpassing $500 million in assets in 2005
- Achieving the company's first acquisition (Marathon State Bank in 2012)

"Tom and Gordon have been with us every step of the way," Knitt said. "As strong board leaders, they were an integral part of the Peoples team, and I thank them for their important contributions."



LEFT TO RIGHT: John Proulx, Keith Baars, Peter Knitt, Donna Staples, Leif Christianson, Tom Knudsen, Maureen Jorgensen, Chris Pfender, Scott Cattanach, Pat Heier

Senior Management

Keith Baars
Vice President
Commercial Banking

Scott Cattanach
Senior Vice President
Chief Financial Officer

Leif Christianson
Vice President
Chief Operating Officer

Pat Heier
Senior Vice President
Group Leader Commercial Banking

Maureen Jorgensen
Senior Vice President
Retail Sales & Service

Tom Knudsen
Senior Vice President
Northern Market President

Peter Knitt
President
Chief Executive Officer

Chris Pfender
Vice President
Risk Management

John Proulx
Senior Vice President
Residential Lending

Donna Staples
Senior Vice President
Human Resources Director



FRONT ROW: William Fish, Peter Knitt, Thomas Riiser, Gordon Connor
BACK ROW: William Reif, Kevin Kraft, David Kopperud, Charles Ghidorzi, Karla Kieffer, Thomas Polzer, Timothy Sonnentag

Board of Directors

Gordon P. Connor
President
Connor Management Corp.

William J. Fish
Chairman of PSB Holdings, Inc. and Peoples State Bank
President
BILCO, Inc.
(McDonald's Franchisee)

Charles A. Ghidorzi
Managing Member
Ghidorzi Construction Company, LLC

Karla M. Kieffer
Co-owner and VP Sales
SUN Printing

Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

David K. Kopperud
Retired President
of Peoples State Bank

Kevin J. Kraft
CEO
JARP Industries, Inc.

Thomas R. Polzer
President
Polzer of Wausau, LLC
M&J Sports, Inc.

William M. Reif
CEO Wausau Coated Products, Inc.

Thomas A. Riiser
Retired President
of Riiser Oil Co., Inc.

Timothy J. Sonnentag
President & CEO
County Materials Corporation

DIRECTORS EMERITUS: Patrick L. Crooks, Gordon P. Gullickson, Lawrence Hanz, Jr., John H. Sonnentag, Eugene Witter

At Peoples, It's about you:
our customers, employees and shareholders.

stock symbol PSBQ
investor site www.psbholdingsinc.com